UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.          )*

VNET Group, Inc.

(Name of Issuer)

Class A Ordinary Shares, Par Value US$0.00001 Per Share

(Title of Class of Securities)

G91458 102(1)

(CUSIP Number)

Stanley Shi
38/F, The Center, 99 Queen’s

Road Central, Central, Hong Kong SAR

People’s Republic of China
Phone: +852 3903 0950

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 28, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing six Class A Ordinary Shares of the Issuer.

CUSIP No. G91458 102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Success Flow International Investment Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgins Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

455,296,932(1)
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

455,296,932(1)
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

455,296,932(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.5% of Class A Ordinary Shares(2)
14.	TYPE OF REPORTING PERSON (see instructions)

CO

(1) Representing 455,296,932 Class A Ordinary Shares of VNET Group, Inc. (the “Issuer”), par value US$0.0001 per share, (“Class A Ordinary Shares”) held by Success Flow International Investment Limited (“Success Flow”). Success Flow is a direct wholly-owned subsidiary of Shandong Hi-Speed Holdings Group Limited (“SDHG”), which may be deemed to have beneficial ownership held by Success Flow.

(2) Calculation based on 1,545,666,570 outstanding Ordinary Shares as a single class, being the sum of (i) 862,980,995 outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards) prior to the closing of the Investment (as defined below), (ii) 650,424,192 Class A Ordinary Shares issued to Success Flow and Choice Faith (as defined below) in connection with the Investment; (iii) 30,721,723 outstanding Class B ordinary shares of the Issuer, par value US$0.0001 per share, (“Class B Ordinary Shares”), (iv) 60,000 outstanding Class C Ordinary Shares of the Issuer, par value US$0.0001 per share, (“Class C Ordinary Shares”),(v) no outstanding Class D Ordinary Share of the Issuer, par value of $0.00001 per share, (“Class D Ordinary Shares”, and together with Class A Ordinary Shares, Class B Ordinary Shares, Class C Ordinary Shares, “Ordinary Shares”), and (vi) 1,479,660 Class A Ordinary Shares issuable under Mr. Sheng Chen’s restricted share units at this election, assuming conversion of all outstanding Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Share. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.

CUSIP No. G91458 102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Choice Faith Group Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgins Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

195,127,260(1)
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

195,127,260(1)
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

195,127,260 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.6% of Class A Ordinary Shares(2)
14.	TYPE OF REPORTING PERSON (see instructions)

CO

(1) Representing 195,127,260 Class A Ordinary Shares held by Choice Faith Group Holdings Limited (“Choice Faith”). Choice Faith is a direct wholly-owned subsidiary of SDHG, which may be deemed to have beneficial ownership held by Choice Faith.

(2) Calculation based on 1,545,666,570 outstanding Ordinary Shares as a single class, being the sum of (i) 862,980,995 outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards) prior to the closing of the Investment, (ii) 650,424,192 Class A Ordinary Shares issued to Success Flow and Choice Faith in connection with the Investment; (iii) 30,721,723 outstanding Class B Ordinary Shares, (iv) 60,000 outstanding Class C Ordinary Shares, (v) no outstanding Class D Ordinary Share, and (vi) 1,479,660 Class A Ordinary Shares issuable under Mr. Sheng Chen’s restricted share units at this election, assuming conversion of all outstanding Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Share. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.

CUSIP No. G91458 102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shandong Hi-Speed Holdings Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

650,424,192(1)
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

650,424,192(1)
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

650,424,192(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

42.1% of Class A Ordinary Shares(2)
14.	TYPE OF REPORTING PERSON (see instructions)

CO

(1) Representing 455,296,932 Class A Ordinary Shares directly held by Success Flow and 195,127,260 Class A Ordinary Shares directly held by Choice Faith. Each of Success Flow and Choice Faith is a direct wholly-owned subsidiary of SDHG, which may be deemed to have beneficial ownership held by each Success Flow and Choice Faith.

(2) Calculation based on 1,545,666,570 outstanding Ordinary Shares as a single class, being the sum of (i) 862,980,995 outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards) prior to the closing of the Investment, (ii) 650,424,192 Class A Ordinary Shares issued to Success Flow and Choice Faith in connection with the Investment; (iii) 30,721,723 outstanding Class B Ordinary Shares, (iv) 60,000 outstanding Class C Ordinary Shares, (v) no outstanding Class D Ordinary Share, and (vi) 1,479,660 Class A Ordinary Shares issuable under Mr. Sheng Chen’s restricted share units at this election, assuming conversion of all outstanding Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Share. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.

CUSIP No. G91458 102

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to Class A Ordinary Shares of the Issuer, whose principal executive office is Guanjie Building, Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing, 100016, People’s Republic of China.

The Issuer’s American Depositary Shares (“ADSs”), each representing six Class A Ordinary Shares, are listed on the Nasdaq Global Select Market under the symbol “VNET.”

Item 2.	Identity and Background.

(a) This statement of beneficial ownership on this Statement is being filed jointly by (1) Success Flow, (2) Choice Faith and (3) SDHG (each, a “Reporting Person,” and collectively, the “Reporting Persons”).

(b) The principal business address of each of Success Flow and Choice Faith is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands. Each of Success Flow and Choice Faith is a business company organized under the laws of the British Virgin Islands.

The principal business address of SDHG is 38/F, The Center, 99 Queen’s Road Central, Central, Hong Kong SAR, People’s Republic of China. SDHG is a company organized under the laws of Bermuda.

The name, business address, present principal occupation and citizenship of the directors and executive officers of each Reporting Person is set forth in Schedule A hereto, which is incorporated herein by reference.

(c) The principal business of each of Success Flow and Choice Faith is solely holding, distributing or effecting any sale of securities held by it.

The principal business of SDHG is engaging in (i) industrial investment; (ii) standard investment business; (iii) non-standard investment business; and (iv) licensed financial services.

(d)-(e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Items 2(a) – (b).

In connection with the Investment Agreement (as defined below), on November 16, 2023, Mr. Sheng Chen, co-founder and executive chairman of the board of directors of the Issuer (the “Founder”), GenTao Capital Limited, a business company with limited liability incorporated in British Virgin Islands, (the “Founder Entity 1”), Fast Horse Technology Limited, a business company with limited liability incorporated in British Virgin Islands (the “Founder Entity 2”), Sunrise Corporate Holding Ltd., a business company with limited liability incorporated in British Virgin Islands (the “Founder Entity 3”), and Personal Group Limited, a business company with limited liability incorporated in British Virgin Islands (the “Founder Entity 4”, and together with Founder Entity 1, Founder Entity 2, and Founder Entity 3, the “Founder Entities”, and the Founder Entities and the Founder shall be collectively referred to as the “Founder Parties”), Success Flow and Choice Faith entered into a voting and consortium agreement on November 16, 2023 (as amended from time to time, the “VCA”), pursuant to which, starting from the later of (a) the expiration of the Interim Period (as defined below), and (b) the occurrence of the Triggering Event (as defined below), Success Flow will vote all the Success Flow Purchased Shares in accordance with any voting instructions provided by the Founder Parties until the third anniversary of the closing date of the Investment (the “Voting Term”), except for certain reserved investor matters as specified therein.

“Interim Period” means the period commencing on the date of closing under the Investment Agreement, being December 28, 2023, and ending on the earlier of (x) February 29, 2024 or sixty (60) calendar days after the date of closing under the Investment Agreement, whichever is later, and (y) termination of the Investment Agreement in accordance the terms thereunder. “Triggering Event” means the entry by the Issuer of a framework agreement with a third party, pursuant to which the parties agree to enter into a long-term strategic partnership for not less than two years in relation to the low carbon strategy of the Issuer and/or the expansion of the operations of the Issuer in Hong Kong, Taiwan and/or other territories outside mainland China.

A copy of the VCA is filed as Exhibit 99.3 to this Schedule 13D, and a copy of the Supplemental VCA dated December 28, 2023 is filed as Exhibit 99.4 to this Schedule 13D.

Item 3.	Source or Amount of Funds or Other Consideration.

On November 16, 2023, Success Flow and Choice Faith (collectively, the “Investors”) entered into an investment agreement (the “Investment Agreement”) with the Issuer, pursuant to which Success Flow agreed to purchase 455,296,932 Class A Ordinary Shares (the “Success Flow Purchased Shares”), and Choice Faith agreed to purchase 195,127,260 Class A Ordinary Shares (the “Choice Faith Purchased Shares”, and together with Success Flow Purchase Shares, the “Purchased Shares”, and such investment, the “Investment”).

Success Flow has agreed with the Issuer not to transfer or encumber the Relevant Shares during a period commencing on the consummation of the Investment and ending upon the third anniversary of the Investment (the “Lockup Period”), except for the use of such Shares as collateral for bona fide financings and the transfer of such Shares to their permitted assigns under specific conditions (the “Lockup Restrictions”).

In connection with the Investment Agreement, the Issuer and the Investors executed and delivered an investor rights agreement with the Issuer, on November 16, 2023 (the “IRA”), pursuant to which the Investors are entitled to customary demand registration rights, piggyback registration rights and Form F-3 or Form S-3 registration rights with respect to the resale of Class A Ordinary Shares (including those represented by ADSs) owned by the Investors.

On December 28, 2023, the closing of the Investment took place. The Issuer issued and allotted to the Investors, and the Investors subscribed and purchased the Purchased Shares in accordance with the terms and conditions of the Investment Agreement.

The per share purchase price of the Purchased Shares is US$0.4597 per Class A Ordinary Share, and accordingly, the aggregate purchase price of Success Flow Purchased Shares is US$209,300,000, and US$89,700,000, of Choice Faith Purchased Shares.

The fund required for the Investment is sourced from the working capital of SDHG.

Item 4.	Purpose of Transaction.

The information set forth in Items 2, 3, 5 and 6 is hereby incorporated by reference in its entirety in this Item 4.

The Reporting Persons acquired the Purchased Shares reported herein for investment purposes, subject to the following:

(i)	for so long as the Investors in the aggregate continue to own equity securities that (on an as-converted basis) represent no less than 325,212,096 Class A Ordinary Shares (including such Class A Ordinary Shares held in the form of ADSs) (the “Minimum Shareholding Requirement”), the Investors have the right to appoint (a) one executive director (the “Investor Director”) to serve (x) as the co-chairman of the board of directors of the Issuer, who shall be, together with the other co-chairman of the board of directors of the Issuer, responsible for, among other things, company strategies, capital management, strategic mergers and acquisitions and any other aspects of the business and affairs of the Issuer, and (y) as the chairman of the annual budget and financial committee of the Issuer; and (b) one vice president (the “Investor Officer”), who shall be mainly responsible for, among other things, the Issuer’s strategic plan of synergizing computing power and electricity power;

(ii)	to the extent permitted by the applicable laws, and for so long as the Minimum Shareholding Requirement is satisfied, the Investor Director shall have the veto right on the following matters:

a)	merger, division or dissolution or change of form of the Issuer or any of its subsidiaries, which are considered as “significant subsidiaries” of the Issuer under Rule 1-02(w) of Regulation S-X under the Securities Exchange Act of 1934, as amended (the “Material Subsidiaries”);

b)	amendment the voting power or any other rights attached to any Equity Securities (as defined below) of the Issuer, which are authorized but not issued, and/or issued and outstanding on or before the closing of the Investment;

c)	ceasing to conduct, or carry on, or change the major or substantial business of the Issuer and its current and future Subsidiaries and consolidated affiliated entities (collectively, the “Group”);

d)	selling exclusively licensing, transferring, creating any encumbrance over, mortgaging or otherwise disposing (A) all or substantially all of the assets of the Group; or (B) any asset (including any equity security of the Issuer and intellectual property) of the Group, the subject asset value of which is more than 30% of the total asset value of the Group on a consolidated basis;

e)	making any investment for an amount in excess of RMB300 million in any financial year of the Issuer, unless contemplated by under an annual budget of the same financial year approved by the annual budget and financing committee;

f)	issuance of any Equity Securities of the Issuer in any financial year of the Issuer, individually or in the aggregate, representing 5% or more of the total issued and outstanding shares of Issuer (on an as-converted and fully diluted basis) as at the first date of that financial year, except (A) any issuance of Equity Securities pursuant to the Issuer’s share incentive plans; (B) the issuance of Equity Securities upon the conversion of the Series A-1 Preferred shares (as defined in the Investment Agreement), the 2026 Convertible Notes (as defined in the Investment Agreement) or the 2027 Convertible Notes (as defined in the Investment Agreement);

g)	issuance of any Equity Securities of Issuer (other than the Class A Ordinary Shares) to the Founder or any of the Founder’s controlled entities or his family members or family trust;

h)	any share subdivision of the equity securities of the Issuer or any distribution of dividends, except for (A) where all holders of Ordinary Shares are entitled to participate and would benefit on a pro-rate basis; (B) any distribution of dividends made in accordance with the terms on which the preferred shares of the Issuer are subscribed for, and/or (C) any share subdivision of the preferred shares of the Issuer which does not and would not reasonably be expected to unfairly dilute the shareholding percentages (calculated on an as converted and fully-diluted basis) of the holders of the Ordinary Shares;

i)	amendment of the Fourth Amended and Restated Memorandum and Articles of Association of Issuer that, if adopted, will restrict, inhibit or terminate the rights, powers, preferences or privileges enjoyed by the Reporting Persons in accordance with the Investment Documents;

j)	initiating proceedings for any bankruptcy, liquidation or dissolution of the Issuer or any of its Material Subsidiaries; and

k)	authorizing any of, or agreeing, committing or attempting to do any of the foregoing; and

(iii)	the Issuer undertakes that it shall not effect any voluntary deregistration in respect of the Purchased Shares under the Exchange Act or any voluntary delisting with the NASDAQ in respect of the ADSs.

As of the date hereof, the Investors have not nominated the Investor Director or the Investor Officer.The Investor Director and the Investor Officer may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as disclosed in this Statement, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons (including through its affiliates or representatives) may from time to time engage in discussions with members of management, and the board of director of the Issuer, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s business, management, strategic planning, capital structure and allocation, corporate governance, the composition of board of directors and strategic alternatives and direction, as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the board of directors of the Issuer, price levels of the Securities (as defined below), conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, exchanging information with the Issuer or other third parties pursuant to appropriate confidentiality or similar agreements; proposing changes in the Issuer’s operations, management, the board of directors of the Issuer, governance or capitalization; exercising their respective rights pursuant to the Investment Documents; acquiring additional shares or other voting or equity securities of the Issuer, securities of any type whatsoever that are, or may become, convertible into or exchangeable or exercisable for such shares or securities, and any rights, options or warrants to acquire such shares (collectively, “Equity Securities”) or securities, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”) or disposing of some or all of the Securities beneficially owned by it, to the extent permitted in accordance with the Investment Documents, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the economic exposure of their investment in the Issuer and/or otherwise changing the Reporting Person’s intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The responses to Items 2, 3, 4 and 6, and rows (7) through (13) of the cover page of this Statement are hereby incorporated by reference in their entirety in this Item 5.

Except as disclosed in this Statement, none of the Reporting Persons beneficially owns any Ordinary Shares or has the right to acquire any Class A Ordinary Shares.

Except as disclosed in this Statement, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any Class A Ordinary Shares that they may be deemed to beneficially own.

(c) Except as disclosed in this Statement, none of the Reporting Persons has effected any transaction in the ordinary shares of the Issuer during the past 60 days.

(d) Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares of the Issuer beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 2, 3, 4 and 5 is hereby incorporated by reference in its entirety in this Item 6.

In connection with the Investment made by the Investors in the Issuer, the Reporting Persons entered into (a) the IRA, and (b) the VCA. The Investment Agreement, IRA, and the VCA are collectively referred herein as the “Investment Documents”.

As part of the terms of the Investment, the Investors have agreed to certain restrictions in relation to the Purchased Shares.

First, Success Flow agreed with the Lockup Restrictions.

Second, Success Flow has granted the Founder Parties a right of first offer on the following terms. The right becomes exercisable during the Lockup Period in the event the Success Flow Purchased Shares are used as collateral in a bona fide financing and the lender seeks to foreclose on all or a portion of such Success Flow Purchased Shares. If the Founder Parties elect not to exercise such right or their offer is not accepted by the lender, Success Flow will support, in its capacity as a shareholder, the Issuer’s issuance of additional Shares or other equity securities to the Founder Parties, insofar as such issuance could avoid the acceleration of the Issuer’s debt repayment obligations or the early redemption of the Issuer’s securities or additional or contingent payment or borrowing obligation, in cash or securities, under the Issuer’s contracts or for the purposes of obtaining a consent or waiver from the counterparty thereof (“Company Default”).

Third, Success Flow has agreed to the Voting Term.

Fourth, the Investors covenant (1) for so long as the Minimum Shareholding Requirement is satisfied, not to, and to direct their assigns and successors not to, initiate or support during the Voting Term any proposal (including by voting of the Purchased Shares) or action that would cause a Company Default; (2) during the 90-day period immediately preceding the expiration of the Voting Term, to work with the Founder and the Issuer to assess whether the expiration of the voting arrangement noted would cause a Company Default, and, if such risks exist, discuss in good faith with the Issuer to work out commercially reasonable solutions; and (3) if a solution cannot be identified or agreed, to extend the voting arrangement by a further three months.

In consideration for the Investors’ agreement to the restrictions described above, the Founder Parties have made certain undertakings to the Investors.

First, for so long as the Minimum Shareholder Requirement is satisfied, the Founder Parties warrants that the Founder will, at all times, directly or indirectly, own no less than 80% of such number of equity securities (calculated on a fully diluted and as-converted basis) held directly or indirectly by him, his family members and his family trusts as of the date of the Investment Agreement.

Second, the Founder Parties also covenant not to take any actions that would restrict, inhibit, terminate or otherwise adversely affect or prejudice certain rights, powers, preferences or privileges enjoyed by, or actions or entitlements of, the Investors under the terms of the Investment.

Third, the Founder Parties have agreed that, for so long as the Minimum Shareholding Requirement is satisfied, in the event any entity controlled by any of the Founder Parties plans to conduct an initial public offering or list their shares on a securities exchange, the Investors may elect to exchange their respective Purchased Shares into shares of such entity.

The foregoing descriptions of the Investment Documents in this Item 6 do not purport to be complete and are qualified in their entirety by reference to Exhibit 99.1, Exhibit 99.2,  Exhibit 99.3 and Exhibit 99.4 filed as set forth below and which is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description
99.1*	Investment Agreement, dated as of November 16, 2023, by and among VNET Group, Inc., Success Flow International Investment Limited and Choice Faith Group Holdings Limited.
99.2	Investor Rights Agreement, dated as of November 16, 2023, by and among VNET Group, Inc., Success Flow International Investment Limited and Choice Faith Group Holdings Limited.
99.3	Voting and Consortium Agreement, dated as of November 16, 2023, by and among Success Flow International Investment Limited, Choice Faith Group Holdings Limited and the founder parties listed thereunder.
99.4	Supplemental Agreement to Voting and Consortium Agreement, dated as of December 28, 2023, by and among Success Flow International Investment Limited, Choice Faith Group Holdings Limited and the founder parties listed thereunder.
99.5	Joint Filing Agreement of the Reporting Persons.

* Schedules and exhibits to this Exhibit omitted pursuant to Regulation S-K Item 601(a)(5). The Reporting Persons agree to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2024

Success Flow International Investment Limited

By:	/s/ Zhijie Liu
Name: Zhijie Liu
Title: Authorized Signatory

Choice Faith Group Holdings Limited

By:	/s/ Zhijie Liu
Name: Zhijie Liu
Title: Authorized Signatory

Shandong Hi-Speed Holdings Group Limited

By:	/s/ Zhijie Liu
Name: Zhijie Liu
Title: Authorized Signatory

SCHEDULE A

The name, business address and present principal occupation of each director and executive officer of the Reporting Persons is set forth below.

Success Flow International Investment Limited

Position	Name and Business Address	Present Principal Occupation	Citizenship
Director	Zhijie Liu 38/F, The Center, 99 Queen’s Road Central, Central, Hong Kong SAR, People’s Republic of China	Executive Director and Chief Financial Officer of SDHG	People’s Republic of China
Director	Yao Liu 38/F, The Center, 99 Queen’s Road Central, Central, Hong Kong SAR, People’s Republic of China	Executive Director and Vice President of SDHG	People’s Republic of China

Choice Faith Group Holdings Limited

Position	Name and Business Address	Present Principal Occupation	Citizenship
Director	Zhijie Liu 38/F, The Center, 99 Queen’s Road Central, Central, Hong Kong SAR, People’s Republic of China	Executive Director and Chief Financial Officer of SDHG	People’s Republic of China
Director	Qingwei Sun 38/F, The Center, 99 Queen’s Road Central, Central, Hong Kong SAR, People’s Republic of China	Executive Director and Chief Operating Officer of SDHG	People’s Republic of China

Shandong Hi-Speed Holdings Group Limited

Position	Name and Business Address	Present Principal Occupation	Citizenship
Director	Xiaodong Wang 38/F, The Center, 99 Queen’s Road Central, Central, Hong Kong SAR, People’s Republic of China	Executive Director and Chairman of the Board of SDHG; Executive Director and Chairman of the Board of Shandong Hi-Speed New Energy Group Limited.	People’s Republic of China
Director and Executive Officer	Jianbiao Zhu 38/F, The Center, 99 Queen’s Road Central, Central, Hong Kong SAR, People’s Republic of China

Executive Director, Vice Chairman of the Board and Chief Executive Officer of SDHG;

Executive Director of Shandong Hi-Speed New Energy Group Limited;

Independent Non-Executive Director of Beijing Energy International Holding Co., Ltd.; and

Independent Non-Executive Director of IPE Group Limited

People’s Republic of China
Director	Jianrong Liao 38/F, The Center, 99 Queen’s Road Central, Central, Hong Kong SAR, People’s Republic of China	Executive Director of SDHG; and Executive Director of Shandong Hi-Speed New Energy Group Limited	People’s Republic of China

Director and Executive Officer	Zhijie Liu 38/F, The Center, 99 Queen’s Road Central, Central, Hong Kong SAR, People’s Republic of China	Executive Director and Chief Financial Officer of SDHG	People’s Republic of China
Director	Yao Liu 38/F, The Center, 99 Queen’s Road Central, Central, Hong Kong SAR, People’s Republic of China	Executive Director and Vice President of SDHG	People’s Republic of China
Director	Zhanhai Liang 38/F, The Center, 99 Queen’s Road Central, Central, Hong Kong SAR, People’s Republic of China	Non-Executive Director of SDHG; and Head of the Planning and Financial Department of Shandong Hi-Speed Group Co., Ltd; Director of Shandong Hi-Speed (Hong Kong) Co., Limited and Shandong Hi-Speed Company Limited; Director of Shandong Future Group Co., Ltd	People’s Republic of China
Director	Di Chen 38/F, The Center, 99 Queen’s Road Central, Central, Hong Kong SAR, People’s Republic of China

Non-Executive Director of SDHG; Managing Director of Harvest Global Capital Investments Limited; and Chief Executive Officer of Harvest Global Capital Investments Limited; and Independent Non-Executive Director of Desun Real Estate Investment Services Group Co., Ltd.

People’s Republic of China
Director	Wenbo Wang 38/F, The Center, 99 Queen’s Road Central, Central, Hong Kong SAR, People’s Republic of China

Non-Executive Director of SDHG; Executive Director of Shandong Hi-Speed New Energy Group Limited;

and Director of Investment Development Department (Property Management Department) of Shandong Hi-Speed Group Co., Ltd.

People’s Republic of China
Director	Huanfei Guan 38/F, The Center, 99 Queen’s Road Central, Central, Hong Kong SAR, People’s Republic of China	Independent Non-Executive Director of SDHG, China Nonferrous Mining Corporation Limited, Huarong International Financial Holdings Limited, Sunwah Kingsway Capital Holdings Limited, Shanghai Zendai Property Limited and Guangdong – Hong Kong Greater Bay Area Holdings Limited	Hong Kong SAR
Director	Wai Hei Chan 38/F, The Center, 99 Queen’s Road Central, Central, Hong Kong SAR, People’s Republic of China	Independent Non-Executive Director of SDHG, Independent Non-Executive Director of Liaoning Port Co.,Ltd; Senior Consultant of Roger K.C. Tou & Co.	Hong Kong SAR
Director	Ying Fang 38/F, The Center, 99 Queen’s Road Central, Central, Hong Kong SAR, People’s Republic of China	Independent Non-Executive Director of SDHG; Founder, Executive Director and General Manager of Shanghai Guying Information Technology Co. Ltd.	People’s Republic of China
Director	Jonathan Jun Yan 38/F, The Center, 99 Queen’s Road Central, Central, Hong Kong SAR, People’s Republic of China	Independent Non-Executive Director of SDHG; Independent Director of Haisco Pharmaceutical Group Co., Ltd., Guangdong Baolihua New Energy Stock Co., Ltd., and HICHAIN Logistics, Co., Ltd.; and Independent Non-Executive Director of Huabao International Holdings Limited	Australia

Executive Officer	Qingwei Sun 38/F, The Center, 99 Queen’s Road Central, Central, Hong Kong SAR, People’s Republic of China	Chief Operating Officer of SDHG; and Executive Director of Shandong Hi-Speed New Energy Group Limited	People’s Republic of China
Executive Officer	Qin Yu 38/F, The Center, 99 Queen’s Road Central, Central, Hong Kong SAR, People’s Republic of China	Assistant Chief Executive Officer and Managing Director of Finance & Operation Department of SDHG	People’s Republic of China
Executive Officer	Qi Yang 38/F, The Center, 99 Queen’s Road Central, Central, Hong Kong SAR, People’s Republic of China	Assistant Chief Executive Officer and Head of Industrial Investment Division of SDHG; Chief Executive Officer of China Shandong Hi-Speed Capital (HK) Limited; and Vice Chairman of Shandong Hi-Speed (Shenzhen) Equity Investment Fund Management Limited	Hong Kong SAR